                                CUSTOMER LETTER
                            [To Intersil Customers]

                              Filed by Intersil Corporation pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed
                                       pursuant to Rule 14a-12 of the Securities
                                                           Exchange Act of 1934.

                                    Subject Company: Elantec Semiconductor, Inc.
                                               Commission File Number: 000-26690




Dear Customer:


Greetings. I hope this letter finds you well and your business prospects bright. I wanted you to hear some important Intersil news that is just now becoming public.

We announced late Sunday night, March 10, that we signed a Definitive Agreement to acquire Elantec Semiconductor. I believe this will position our company to better serve the needs of valued customers such as you.

As you read this, I'll be with the Intersil and Elantec team making visits with financial analysts and employee groups to fully explain the details of this acquisition. In short, it is a stock-for-stock deal with a cash component. I won't go into the details now, but if you're interested you can get complete details from the Intersil sales team. We hope to have this acquisition finalized by the end of the second quarter; of course, it's contingent on getting regulatory and shareholder approvals.

I'm very excited because this action combines two leading teams who are addressing some of the fastest growing markets in the semiconductor industry. While Intersil is well-known as a leader in wireless LANs and power management ICs, Elantec is a leading supplier of high performance analog ICs to the high growth optical storage and flat panel display markets. Intersil and Elantec share a significant number of customers, have complementary product portfolios and share a fundamental vision of providing system level value in their target markets.

In the event you're not that familiar with Elantec, let me give you some facts about this company. Elantec is a leader in high performance analog ICs with a focus on optical storage (CD-R/W and DVD recordable), video and high-speed op amps, communications and power management. In fact, we believe that Elantec's outstanding array of analog products will combine well with the Intersil analog portfolio. There is little overlap and the two portfolios are very complementary. In addition, in the optical storage area, Elantec is the leading supplier with over 70 percent market share. Their leadership in this area gives Intersil access to new, very exciting growth markets.

I believe that Elantec's systems level approach and core design competencies in high-speed, high precision analog ICs fit well with the Intersil's strategy. It's noteworthy that Elantec has successfully leveraged these competencies to gain share in attractive target markets. Of course, we've used this same approach in building our leadership in WLANs and power management.

I firmly believe that combining our businesses will allow us to become a more powerful and strategic supplier of analog and wireless products to our key customers, thereby enhancing our value proposition.

On a more personal note, I will be stepping into a new role when the transaction is complete. I'll become Executive Chairman of the Board of Directors. I'm very pleased to announce that Rich Beyer, CEO and president of Elantec, will become Intersil's CEO and president at that time. I hope you'll join me in welcoming him to this post.

Rich and I are very excited about these developments. Our hope is that this will set the stage for Intersil to bring added value to our relationship with you.

I'll be traveling quite a bit over the next two weeks, but of course any of us on the Intersil leadership team would be very happy to address any questions or concerns you may have. Please don't hestitate to contact my office or your Intersil account manager if you'd like to discuss this further.

I wish your company a very prosperous 2002.

With warm regards,

Greg Williams,
President and CEO
Intersil Corporation

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based upon Intersil Corporation's ("Intersil") and Elantec Semiconductor, Inc.'s ("Elantec") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Elantec's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. Important risk factors that may cause such material differences for Intersil and Elantec in connection with Intersil's acquisition of Elantec include, but are not limited to: the risks inherent in acquisitions (including integration issues; costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment, and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the recent economic slowdown; the rate at which consumers adopt small handheld Internet appliances, portable computing devices, and optical storage products in enterprises and in homes; the rate at which consumers purchase notebook computers and flat panel displays; the rate at which our present and future customers and end-users adopt Intersil's and Elantec's wireless access, communications analog, power management, optical storage, video display, other analog technologies and products; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Elantec's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Elantec's ability to develop, market, and transition to volume production new products and technologies in a timely manner, as well as other risk factors. Intersil's recent Annual Reports on Form 10-K, and other Intersil and Elantec filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Elantec undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with their proposed merger, Intersil and Elantec will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Intersil and Elantec at the

SEC's Web site at http://www.sec.gov. and from Intersil or Elantec by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7041; or to Elantec Semiconductor, Inc., Attention: Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035, Telephone: (408) 945-1323.

PARTICIPANTS IN SOLICITATION

Intersil and Elantec and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information regarding Intersil's officers and directors is included in Intersil's Annual Report on Form 10-K for fiscal year 2001 filed, with the SEC on March 8, 2002, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. Information regarding Elantec's officers and directors is included in Elantec's Annual Report on Form 10-K for fiscal year 2001, filed with the SEC on December 26, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. The joint proxy statement/prospectus and such other documents may be obtained for free from the SEC's Web site and from Intersil or Elantec.

                                       3